Exhibit 12

	October 31,
	2010		2011		2012	2013	2014
Earnings (loss):
Income (loss) before income taxes	$(117,187)		$(29,366)		$112,942	$267,697	$504,582
Interest expense	106,997		80,282		90,521	115,238	142,851
Rent expense	5,528		4,135		3,728	3,658	4,128
Amortization	1,374		1,347		1,782	2,952	3,639
	$(3,288)		$56,398		$208,973	$389,545	$655,200
Fixed charges:
Homebuilding
Interest incurred	$114,975		$114,761		$125,783	$134,198	$163,815
Rent expense	5,528		4,135		3,728	3,658	4,128
Amortization	1,374		1,347		1,782	2,952	3,639
	$121,877		$120,243		$131,293	$140,808	$171,582
Ratio		(a)		(a)	1.59	2.77	3.82

(a)	For the twelve-month periods ended October 31, 2011 and 2010, our earnings were not sufficient to cover fixed charges by approximately $63.8 million and $125.2 million, respectively.